Exhibit 99.11

PRELIMINARY NON-BINDING PROPOSAL LETTER

Board of Directors
StarTek, Inc.
6200 South Syracuse Way, Suite 485
Greenwood Village, Colorado 80111
Attn: Albert Aboody
Independent Director; Chairman of Audit Committee

December 20, 2021

Dear Albert,

CSP Management Limited (“CSP”) is pleased to submit this preliminary, non-binding proposal to acquire all of the outstanding shares of common stock (the “Common Shares”) of StarTek, Inc. (“StarTek”) that are not already beneficially owned by CSP in a going-private transaction (the “Proposed Transaction”). As you are aware, CSP currently beneficially owns approximately 55.3% of the issued and outstanding Common Shares.

CSP’s proposed purchase price for each Common Share is US$5.40 in cash, which represents a 37% premium over StarTek’s closing share price of US$3.94 on December 17, 2021 and a premium of 30% above the 30-day volume-weighted average price per share of US$4.14. The principal terms and conditions of the Proposed Transaction will be set forth in definitive agreements to be negotiated by CSP with the independent directors of StarTek, which we expect will contain representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type (the “Definitive Agreements”).

In considering this proposal, you should be aware that CSP is interested only in pursuing the Proposed Transaction and does not intend to sell CSP’s stake in StarTek to any third party. CSP recognizes that the Board will evaluate the Proposed Transaction independently before it can make its determination whether to endorse it. In addition, CSP expects that a special committee of independent directors of StarTek will consider our proposal carefully and make a recommendation to the Board. CSP expects that the special committee will retain legal and financial advisors to assist it in evaluating CSP’s proposal. We believe that, with the full cooperation of StarTek, we can complete customary legal, financial and accounting due diligence for the Proposed Transaction in a timely manner and in parallel with discussions on finalizing the transaction structure, any requisite financing arrangements, and the Definitive Agreements. We have engaged Shearman & Sterling LLP as our legal advisor in connection with the Proposed Transaction.

Notwithstanding the public disclosure of this letter, CSP assumes that you agree with CSP that it is in all of our interests to ensure that we proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

This proposal is not a binding offer, agreement or an agreement to make a binding offer. This proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the Definitive Agreements, and will be on the terms and conditions provided in the Definitive Agreements.

CSP is confident in its ability to consummate the Proposed Transaction as outlined in this proposal and would like to express its commitment to working together with the special committee of independent directors of StarTek to bring the Proposed Transaction to a successful and timely conclusion. We believe that our proposal represents an attractive opportunity for unaffiliated StarTek stockholders to receive a meaningful premium to StarTek’s current and recent share prices. We are also open to discussions with other significant stockholders to move forward on a transaction that could be beneficial to all.

Should you have any questions regarding this proposal, please do not hesitate to contact our legal advisors, Scott Petepiece (SPetepiece@shearman.com) and Grace Jamgochian (Grace.Jamgochian@shearman.com) at Shearman & Sterling LLP. We look forward to hearing from you.

Sincerely,

CSP Management Limited,
on behalf of itself and CSP Alpha Holdings Parent Pte Ltd, CSP Alpha Investment LP, CSP Alpha GP Limited, and CSP Victory Limited

By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty Director
By:	/s/ Mukesh Sharda
Mukesh Sharda Director